                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2 )(1)

                            Harvard Scientific Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    417465200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                             13G                    Page    of    Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        O. Lee Tawes III
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                       -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                      300,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                     -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                        300,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                300,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                4.9
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                             13G                    Page    of    Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

        Harvard Scientific Corp.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

        1325 Airmotive Way, Suite 125, Reno, Nevada 89502
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:

        O. Lee Tawes III
______________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:
        C.E. Unterberg, Towbin
        10 East 50th Street
        New York, New York  10022
________________________________________________________________________________
Item 2(c).  Citizenship:

        United States of America
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

        Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:

        417465200
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [x]

CUSIP No.                             13G                    Page    of    Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:


     (b)  Percent of class:


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                       ,


          (ii)  Shared power to vote or to direct the vote                     ,


          (iii) Sole power to dispose or to direct the disposition of          ,


          (iv)  Shared power to dispose or to direct the disposition of

The information required for response to this item may be found in numbered paragraphs 5-11 on the cover page and in Item 8 hereof.
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the respective person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].
__________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

The reporting person loaned Thomas E. Waite, a former officer and director and a stockholder of the issuer, $300,000, payable on demand, secured by 300,000 shares of the Common Stock of issuer. Other than the security arrangements, there are no understandings or arrangements between the reporting person and Mr. Waite, and the existence of a group is expressly disaffirmed. All the proceeds of the loan received by Mr. Waite were advanced by him to the issuer. Because the reporting person can demand payment of the loan and cause disposition of the 300,000 shares if the loan is not paid, the 300,000 shares are reported herewith. The reporting person has not demanded payment of the loan and disclaims any beneficial interest in such 300,000 shares, at this time.
______________________________________________________________________________
Item 9. Notice of Dissolution of Group.

Not Applicable
_______________________________________________________________________________
Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 11, 2000
                                        ----------------------------------------
                                                        (Date)

                                                /s/ O. Lee Tawes III
                                        ----------------------------------------
                                                      (Signature)

                                                O. Lee Tawes III, Individual
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).